MARWOOD GROUP RESEARCH LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets				
Cash	$	688,538		
Accounts receivable - less allowance for doubtful accounts of $85,245		101,076		
Total Assets			$	789,614
Liabilities and Member's Equity				
Liabilities				
Accrued expenses and other liabilities	$	438,353		
Deferred revenue		53,281		
Total Liabilities			$	491,634
Member's Equity				297,980
Total Liabilities and Member's Equity			$	789,614

The accompanying notes are an integral part of these financial statements.